Mail Stop 3561

May 5, 2010

Jerry Fowden
Chief Executive Officer
Cott Corporation
5519 West Idlewild Avenue
Tampa, FL 33634

> **Re: Cott Corporation**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-31410**

Dear Mr. Fowden:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 2, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.   We note in the third paragraph of page 27 that retailer brand suppliers operate at low margins, which presumably contrasts with the high margins of companies that

market their own brands. We further note that you also market your own brands. Please describe in future filings how the margins you earn differ between the sale of private-label products and your own-branded products, and describe any material trends between the mix of the products that have impacted your profitability. Provide us with the disclosure that you intend to include in future filings. In addition, tell us how you considered the provisions of FASB ASC 280-10-50-40, in disclosing revenues for each product or each group of similar products. In your response, tell us how you considered the economic characteristics of the products (i.e., margins) in determining their similarity.

Item 15. Exhibits and Financial Statement Schedules

2.   We note that you failed to include the exhibits to Exhibit 10.17. Please file a complete copy of Exhibit 10.17 with your next Exchange Act report.

Definitive Proxy Statement on Schedule 14A

3.   Please revise the discussion of certain relationships and related transactions on page 16 to provide the disclosure required by Item 404(b) of Regulation S-K.

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in

Jerry Fowden
Cott Corporation
May 5, 2010
Page 3

the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director